CUSIP No. 153423108

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

Central Energy Partners LP

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

153423108

(CUSIP Number)

John L. Denman, Jr., 4809 Cole Avenue, Suite 108
Dallas, Texas 75205, (214) 526-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 26, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§.240.13d-1(e), §§.240.13d-1(f) or §§.240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 153423108

SCHEDULE 13D

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CEGP Acquisition, LLC
80-0954526
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
	7.	SOLE VOTING POWER
NUMBER OF
SHARES		-0-
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		3,000,000*
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON
WITH		-0-
	10.	SHARED DISPOSITIVE POWER

3,000,000*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7%**
14.	TYPE OF REPORTING PERSON

OO

* Includes 3,000,000 outstanding Common Units of the Issuer owned by CEGP Acquisition, LLC.

** Based on 16,066,482 Common Units outstanding as of November 8, 2013 as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2013.

CUSIP No. 153423108

SCHEDULE 13D

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John L. Denman, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7.	SOLE VOTING POWER
NUMBER OF
SHARES		-0-
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		3,000,000*
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON
WITH		-0-
	10.	SHARED DISPOSITIVE POWER

3,000,000*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000 *
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7**
14.	TYPE OF REPORTING PERSON

IN

* Includes 3,000,000 outstanding Common Units of the Issuer owned by CEGP Acquisition, LLC. John L. Denman, Jr. is the manager of CEGP Acquisition, LLC and owns an interest in CEGP Acquisition, LLC. As a result, John L. Denman, Jr. may be deemed to be the beneficial owner of the Common Units owned by CEGP Acquisition, LLC. John L. Denman, Jr. disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these securities in this statement on Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this statement on Schedule 13D or any other purpose.

** Based on 16,066,482 Common Units outstanding as of November 8, 2013 as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2013.

CUSIP No. 153423108

SCHEDULE 13D

Item 1.	Security and Issuer

This statement relates to common units, representing limited partner interests (“Common Units”) of Central Energy Partners LP, a Delaware limited partnership (the “Issuer”). The address of the principal executive offices of the Issuer is 8150 N. Central Expressway, Suite 1525, Dallas, TX 75206.

Item 2.	Identity and Background

(a)     This statement is filed on behalf of CEGP Acquisition, LLC, a Texas limited liability company (the “Purchaser”), and John L. Denman, Jr., which are each referred to as a “Reporting Person” in this statement and are collectively referred to as the “Reporting Persons” in this statement. The Reporting Persons may be deemed to constitute a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons have entered into a Joint Filing Agreement (a copy of which is filed with this statement as Exhibit 1 and is incorporated in this statement by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b)     The address of each of the Reporting Persons is 4809 Cole Avenue, Suite 108, Dallas, TX 75205.

(c)     The Purchaser is primarily involved in investment activities, and the address of the Purchaser is set forth in (b) above. John L. Denman, Jr. is the Chief Executive Officer and President of Central Energy GP LLC, the general partner of the Issuer (the “General Partner”). John L. Denman, Jr. is a director of the General Partner. John L. Denman, Jr. is also the manager of the Purchaser and owns an interest in the Purchaser. The address of the Issuer is set forth in Item 1 above, and the address of the Purchaser is set forth in (b) above. Central Energy GP LLC, which is referred to herein as the General Partner, is a Delaware limited liability company.

(d)     and (e) None of the Reporting Persons during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      John L. Denman, Jr. is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to a Purchase and Sale Agreement dated as of November 26, 2013 by and among (a) the Purchaser and (b) the General Partner and the Issuer (each a “Seller” and collectively the “Sellers”), the Purchaser acquired a membership interest in the General Partner with a sharing ratio of fifty-five percent (55%) (the “GP Interest”) and 3,000,000 Common Units of the Issuer (the “LP Units”). In exchange for the GP Interest and the LP Units, the Purchaser paid the Sellers $2,750,000. The Purchaser used cash on hand to pay this purchase price.

Item 4.	Purpose of Transaction.

The information set forth, or incorporated by reference, in Item 3 of this statement is hereby incorporated by reference.

The Purchaser acquired the Common Units of the Issuer in connection with its acquisition of the membership interests of the General Partner, in order to acquire control of the Issuer for the purposes of (i) causing the Issuer to engage in a program of acquiring midstream master limited partnership qualified oil and gas assets and (ii) conducting such other business as permitted by the Issuer’s limited partnership agreement, as amended from time to time.

The Issuer is managed and operated by the directors and officers of the General Partner. The Purchaser owns a membership interest in the General Partner with a sharing ratio of fifty-five percent (55%). The members of the Board of Directors of the General Partner were not elected by unitholders of the Issuer and will not be subject to re-election in the future. Unitholders do not directly or indirectly participate in the Issuer’s management or operation.

(a)   The Issuer issued a warrant that grants JLD Services, Ltd. the right to purchase 1,500,000 Common Units from the Issuer at a price of $0.093478 per Common Unit, subject to the conditions of the warrant. The warrant will become exercisable if, within one year after November 26, 2013, the Issuer successfully completes one or more asset acquisition transactions with aggregate gross purchase price values of at least $20 million. John L. Denman, Jr. wholly owns JLD Services, Ltd. through indirect ownership interests. John L. Denman, Jr. also wholly owns and controls the general partner of JLD Services, Ltd.

The Issuer issued a warrant that grants G. Thomas Graves III the right to purchase 1,500,000 Common Units from the Issuer at a price of $0.093478 per Common Unit, subject to the conditions of the warrant. The warrant will become exercisable if, within one year after November 26, 2013, the Issuer successfully completes one or more asset acquisition transactions with aggregate gross purchase price values of at least $20 million.

(b)   Except for the potential transactions described in Items 3 and this Item 4 of this statement, none of the Reporting Persons has any current plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries

(c)   Except for the potential transactions described in Items 3 and this Item 4 of this statement, none of the Reporting Persons has any current plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d)   In connection with the transactions described in Item 3 of this statement, the members of the General Partner amended and restated the Second Amended and Restated Limited Liability Company Agreement of Central Energy GP LLC (the “Third Amended and Restated GP Agreement”) to adopt the following changes:

(i)      The Board of Directors of the General Partner (the “Board of Director” or the “Board”) shall consist of no less than five (5) and no more than nine (9) Directors. As of the date of the Third Amended and Restated GP Agreement, the number of Directors is nine (9). Any change in the number of Directors shall be altered only by the approval of the Purchaser and each Appointing Minority Member (as defined below).

The Purchaser shall have the right to appoint five (5) Directors from time to time, at least two (2) of which must be Independent Directors (as defined in the Third Amended and Restated GP Agreement). Each of the Appointing Minority Members shall have the right to appoint one (1) Director from time to time, and the Appointing Minority Members collectively shall have the right to appoint one (1) Director from time to time which must be an Independent Director. The Purchaser shall designate one of its Director appointees as the Chairman of the Board, who shall preside at all meetings of the Board of Directors and of the unitholders of the Issuer. The Third Amended and Restated GP Agreement defines the Appointing Minority Members as each of Imad K. Anbouba, Carter R. Montgomery and The Cushing MLP Opportunity Fund I, L.P., a Delaware limited partnership, but only so long as such Person (as defined in the Third Amended and Restated GP Agreement) is a Member (as defined in the Third Amended and Restated GP Agreement).

(ii)    Any appointment or removal of the Independent Director made by the Appointing Minority Members collectively shall be evidenced by a writing executed by all of the Appointing Minority Members. If the Purchaser and each Appointing Member agree to change the number of Directors, the change in number must be accompanied by a description of the number of Directors each such Member has the right to appoint based on the new number of Directors.

(iii)    Any Director appointed by the Purchaser may be removed with or without cause at any time solely by the Purchaser. Any Director appointed by an Appointing Minority Member may be removed with or without cause at any time solely by such Appointing Minority Member. The Independent Director appointed collectively by the Appointing Minority Members may be removed with or without cause at any time solely by the unanimous approval of the Appointing Minority Members. Vacancies resulting from the removal or resignation of a Director shall be filled by a designee appointed by the Purchaser or Appointing Minority Members that appointed the removed or resigning Director.

(iv)   Except for matters requiring approval by a majority of the members of the conflicts committee, the presence at a meeting of five or more Directors at least two of which shall be Independent Directors (a “Board Majority”) shall constitute a quorum at any such meeting for the transaction of business.

(v)    In no event shall the Board meet less than four (4) times during each calendar year.

(vi)   The Chairman of the Board will identify and recommend for Board approval members of the respective committees of the Board. Nominations for members of committees of the Board shall be approved by a Board Majority.

(vii)  Meetings of the committees of the Board of Directors shall be convened by the Chairman of the Committee. By mutual agreement of the members of the Committee, meetings may be held in person, by written resolution, or by means of conference telephone, video conference or internet communications equipment by means of which all Persons (as defined in the Third Amended and Restated GP Agreement) participating in the meeting can hear each other simultaneously, and participation in such meetings shall constitute presence in person at the meeting.

(viii) The issuance of any award of equity-based securities issued by the Issuer pursuant to a Long-Term Incentive Plan of the Issuer must be approved by a Board Majority.

(ix)    The Officers of the General Partner will include no less than those named positions required as a minimum number of officers or agents under the Delaware General Corporation Law.

(x)     The Board shall appoint the Chief Executive Officer and the Chief Financial Officer.

(xi)    The Chief Executive Officer, as such, shall be responsible for: (A) implementing the strategic goals and direction of the General Partner and the Issuer as approved by the Board; (B) preparing and presenting to the Board for approval the annual budget for the General Partner and the Issuer and manage the General Partner’s resources within the scope of the budget in compliance with applicable laws; (C) overseeing all planning and implementation of fund raising to meet the capital requirements of the General Partner and the Issuer; (D) general oversight and guidance of employees of the General Partner, the Issuer and its subsidiaries to ensure strategic goals are realized; (E) interfacing between the Board and employees of the General Partner, the Issuer and its subsidiaries; and (F) appointing Officers of the General Partner other than the President or the Chief Financial Officer. The Chief Executive Officer shall also have full authority to execute all documents and take all actions that the General Partner, the Issuer and its subsidiaries may legally take, have the power and authority to delegate the his powers and authority to any properly appointed Officer, and to nominate for appointment by the Board any other officers of the General Partner as he may determine necessary for the management of the business and affairs of the General Partner. The Chief Executive Officer may also hold the title of President.

The Chairman of the Board shall be elected by a majority of all Directors (including the Director whose nomination is being voted on in the event of a tie vote). The Chairman shall: (A) have the authority at his sole discretion to call a meeting of the Board; (B) determine and certify the validity of each call for a meeting of the Board and communicate the notice of the proposed meeting to each member of the Board; and (C) preside at all meetings of the Board of Directors and of the unit holders of the Issuer. The Chairman, in the event of a tie vote on any matter brought before the Board, shall have the option to cast a “tie-breaking” vote.

Subject to the limitations imposed by the Third Amended and Restated GP Agreement or any determination of the Board, the President shall be the Chief Operating Officer of the General Partner and shall be responsible for managing and directing the day-to-day business and affairs of the General Partner, including: (A) oversight of all financial and business planning activities and ensuring that relevant financial data is present to the Chief Executive Officer and the senior management team; (B) oversight for all human resource functions, including recruiting, hiring and compensation, benefits administration, training and development and legal compliance; (C) oversight of all risk management functions; and (D) executing all documents and taking all actions that the General Partner may legally take as delegated by the Chief Executive Officer.

(xii)   The job descriptions for Vice President, Secretary and Assistant Secretary and Treasurer and Assistant Treasurer were deleted in the Third Amended and Restated GP Agreement.

(xiii)  The Chief Financial Officer shall oversee the preparation of all tax returns and information as required with respect to the General Partner, the Issuer and the subsidiaries and shall oversee all regulatory filings required to be made by the General Partner and the Issuer in compliance with the Securities Act of 1933, as amended, and the Act.

(xiv) The Chief Executive Officer may appoint officers of the General Partner other than the President or Chief Executive Officer. The titles of these officers may include, but are not limited to, Senior Vice Presidents, Vice Presidents, Secretary and Assistant Secretaries, and Treasurer and Assistant Treasurers. The Board will confirm the Chief Executive Officer’s appointments of Officers as may be from time to time approved by the Board, and the Board shall designate the power, authority and duties of each such Officer. This designation of authority and any limitations thereof shall be recorded in the minutes of the Board and shall be updated, at least, annually, or as circumstances require.

(xv)  Members of the Board of Directors affiliated with the Purchaser and any other Member of the General Partner shall not receive any stated compensation for their services to the General Partner as a Director but may receive reimbursement for expenses incurred for attendance at any meeting of the Board (or committees of the Board) as approved by a Board Majority. Independent Directors shall be paid compensation and reimbursed as determined by the Board.

(xvi) The Board of Directors shall be permitted to take any of the following actions without obtaining any approval of the Members: (A) borrowing funds; (B) amending any of the provisions of the Third Amended and Restated GP Agreement with respect to the terms regarding a right of first refusal; (C) amending or changing any of the provisions of the Third Amended and Restated GP Agreement regarding Distributions and Allocations, except as required to comply with modifications to federal tax laws, including the United States Internal Revenue Code of 1986, as amended (the “Code”) and any Income Tax Regulations promulgated under the Code, as such regulations are amended from time to time; (D) changing the manner in which Directors are appointed; (E) amending any provision of the Third Amended and Restated GP Agreement to modify, change or alter the events that shall cause a dissolution of the General Partner; and (F) modifying, changing or amending the provisions of the Third Amended and Restated GP Agreement with respect to the transfer of membership interests or Incentive Distribution Rights.

(e)   In connection with the transactions described in Item 3 of this statement, the Second Amended and Restated Agreement of Limited Partnership of the Issuer was amended and restated to adopt the following changes:

(i)     the First Target Distribution (as defined in the Third Amended and Restated Agreement of Limited Partnership of Central Energy Partners LP (the “Third Amended and Restated Partnership Agreement”)) was changed from $0.292 per Common Unit per Quarter to $0.288 per Common Unit per Quarter;

(ii)    the Second Target Distribution (as defined in the Third Amended and Restated Partnership Agreement) was changed from $0.362 per Common Unit per Quarter to $0.313 per Common Unit per Quarter;

(iii)   the Third Target Distribution (as defined in the Third Amended and Restated Partnership Agreement) was changed from $0.462 per Common Unit per Quarter to $0.375 per Common Unit per Quarter.

In connection with the transactions described in Item 3 of this statement, the Members of the General Partner adopted the Third Amended and Restated GP Agreement and clarified in the Third Amended and Restated GP Agreement that the Board of Directors can make capital calls that have been approved by the Members who own sixty-six and two-thirds percent (66⅔%) of the total number of Units (as defined below) issued and outstanding. Units means a unit representing a fractional part of the membership interests of the Members of the General Partner.

(f)    Except for the potential transactions described in Items 3 and this Item 4 of this statement, none of the Reporting Persons has any current plans or proposals which relate to or would result in any other material change in the Issuer’s business or corporate structure.

(g)   In connection with the transactions described in Item 3 of this statement, the Members of the General Partner amended and restated the Second Amended and Restated Limited Liability Company Agreement of Central Energy GP LLC to adopt the following changes:

(i)     A Member of the General Partner may not transfer its membership interest pursuant to the terms of that certain Buy-Sell Agreement by and among Messrs. Anbouba and Montgomery and The Cushing MLP Opportunity Fund I, L.P. dated effective as of April 12, 2011.

(ii)    The Third Amended and Restated GP Agreement may be amended and restated only by a written instrument executed by Members holding at least an aggregate 80% of the total number of Units issued and outstanding.

(h)   Except for the potential transactions described in Items 3 and this Item 4 of this statement, none of the Reporting Persons has any current plans or proposals which relate to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)    Except for the potential transactions described in Items 3 and this Item 4 of this statement, none of the Reporting Persons has any current plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)    Except for the potential transactions described in Items 3 and this Item 4 of this statement, none of the Reporting Persons has any current plans or proposals which relate to or would result in any action similar to any of those enumerated above.

Each of the Reporting Persons expects to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price of the Common Units, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any of the Reporting Persons (and their respective affiliates) may purchase additional Common Units or other securities of the Issuer or may sell or transfer Common Units beneficially owned by them from time to time in public or private transactions. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Issuer’s securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder or other applicable law.

Item 5.	Interest in Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 6 of this statement is hereby incorporated by reference.

(a)   Based on information reported by the Issuer, there were 16,066,482 Common Units outstanding as of November 8, 2013 as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2013.

The Purchaser owns 3,000,000 Common Units of the Issuer.

John L. Denman, Jr.is the manager of the Purchaser and owns an interest in the Purchaser. As a result, John L. Denman, Jr. may be deemed to be the beneficial owner of the Common Units owned by the Purchaser. John L. Denman, Jr. disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these securities in this statement on Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this statement on Schedule 13D or any other purpose.

(b)   The Purchaser may be deemed to have the power to vote or direct the vote and to dispose or to direct the disposition of the Common Units beneficially owned by it as indicated above.

By virtue of John L. Denman, Jr.’s position as manager of the Purchaser and by virtue of John L. Denman, Jr.’s ownership interest in the Purchaser, as described above, John L. Denman, Jr. may be deemed to have power to vote or direct the vote and to dispose or to direct the disposition of the Common Units beneficially owned by the Purchaser as indicated above.

(c)   The information set forth or incorporated by reference, in Items 3 and 4 of this statement is hereby incorporated by reference. The Issuer issued a warrant that grants JLD Services, Ltd. the right to purchase 1,500,000 Common Units from the Issuer at a price of $0.093478, subject to the conditions of the warrant. The warrant will become exercisable if, within one year after November 26, 2013, the Issuer successfully completes one or more asset acquisition transactions with aggregate gross purchase price values of at least $20 million. John L. Denman, Jr. wholly owns JLD Services, Ltd. through indirect ownership interests. John L. Denman, Jr. also wholly owns and controls the general partner of JLD Services, Ltd.

(d)   Other than the Issuer’s quarterly distributions which all holders of the Issuer’s Common Units of record are entitled to receive as set forth in the Third Amended and Restated Partnership Agreement, no person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Units owned by any Reporting Person.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated by reference, in Items 3, 4 and 5 of this statement is hereby incorporated by reference.

The Issuer issued a warrant that grants JLD Services, Ltd. the right to purchase 1,500,000 Common Units from the Issuer at a price of $0.093478 per Common Unit, subject to the conditions of the warrant. The warrant will become exercisable if, within one year after November 26, 2013, the Issuer successfully completes one or more asset acquisition transactions with aggregate gross purchase price values of at least $20 million. John L. Denman, Jr. wholly owns JLD Services, Ltd. through indirect ownership interests. John L. Denman, Jr. also wholly owns and controls the general partner of JLD Services, Ltd.

To the best of each of the Reporting Persons’ knowledge, except as described in this statement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, and between any such persons and any person, with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

10.103	Purchase and Sale Agreement by and among Central Energy GP LLC, Central Energy Partners LP and CEGP Acquisition, LLC, dated November 26, 2013.

Exhibit 1 – Joint Filing Agreement dated December 5, 2013 between the Purchaser and John L. Denman, Jr.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2013

CEGP ACQUISITION, LLC

By:	/s/ John L. Denman, Jr.
Name:	John L. Denman, Jr.
Title:	Manager

JOHN L. DENMAN, JR.

By:	/s/ John L. Denman, Jr.
John L. Denman, Jr.